Exhibit 99.1
Avago Technologies Appoints Douglas Bettinger As Chief Financial Officer
SAN JOSE, Calif., – July 16, 2008 –Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, announced the appointment of Douglas R. Bettinger, 41, as its Senior Vice President and Chief Financial Officer, effective August 4, 2008.
“Doug brings an impressive background of international finance and operations experience to Avago and I am delighted to have him join our leadership team,” said Hock Tan, president and CEO of Avago Technologies. “I believe Doug is a great fit for our organization and I am confident of his ability to contribute substantially as we enter the next stage of growth in our business.”
“Avago has established itself as a leading player in the semiconductor industry, and I look forward to the opportunity to leverage my global financial and management expertise to further the company’s success,” said Mr. Bettinger.
Mr. Bettinger most recently served as Vice President of Finance and Corporate Controller at Xilinx, Inc. Prior to that, he was Chief Financial Officer at 24/7 Customer, a privately held company, where he established and managed worldwide financial and operations functions. Mr. Bettinger also spent 12 years at Intel Corporation, where he served in several senior-level finance and manufacturing operations positions, including Corporate Planning and Reporting Controller, and was instrumental in implementing Sarbanes-Oxley regulations and managed external reporting duties. He also served as Malaysia Site Operations Controller, overseeing the financial reporting for Intel’s largest assembly and test facility.
Mr. Bettinger holds a Bachelor’s of Science in Economics from the University of Wisconsin and an MBA in Finance from the University of Michigan.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com